Exhibit 99.1

KNOT OFFSHORE PARTNERS LP

EARNINGS RELEASE—INTERIM RESULTS FOR THE PERIOD ENDED MARCH 31, 2026

Financial Highlights

For the three months ended March 31, 2026 (“Q1 2026”), KNOT Offshore Partners LP (“KNOT Offshore Partners” or the “Partnership”; NYSE:KNOP):

●	Generated total revenues of $92.0 million, operating income of $14.7 million and net income of $2.6 million.
●	Generated Adjusted EBITDA[1] of $56.5 million.
●	Reported available liquidity of $140.7 million at March 31, 2026, which was comprised of cash and cash equivalents of $92.7 million and undrawn revolving credit facility capacity of $48.0 million. This amount of reported available liquidity was $3.7m higher than that for December 31, 2025.

Other Partnership Highlights and Events

●	Fleet operated with 97.2% utilization for scheduled operations in Q1 2026, and 92.0% utilization taking into account the scheduled drydockings of the Tuva Knutsen and the Bodil Knutsen, for which vessels the relevant off-hire periods occurred during Q1 2026.
●	On April 7, 2026, the Partnership declared a quarterly cash distribution of $0.05 per common unit with respect to Q1 2026, which was paid on May 14, 2026, to all common unitholders of record on April 27, 2026. On the same day, the Partnership declared a quarterly cash distribution to holders of Series A Convertible Preferred Units (“Series A Preferred Units”) with respect to Q1 2026 in an aggregate amount of $1.7 million.
●	On October 31, 2025, the Partnership received an unsolicited non-binding proposal from Knutsen NYK Offshore Tankers AS (“Knutsen NYK” or “KNOT”), pursuant to which KNOT proposed to acquire through a wholly-owned subsidiary all publicly held common units of the Partnership in exchange for $10 in cash per unit (the “KNOT Offer”). The Conflicts Committee of the Partnership’s Board, which is comprised of only non-KNOT-affiliated directors, retained Evercore Group L.L.C., Richards, Layton & Finger, P.A. and IGB Group as independent advisors to assist it in evaluating the KNOT Offer. The Conflicts Committee and its independent advisors reviewed the KNOT Offer carefully and held a series of discussions with KNOT regarding the potential transaction since receiving the proposal. Following such discussions, on March 19, 2026, the parties announced that they were not able to reach an agreement and have therefore terminated discussions regarding the KNOT Offer.
●	On January 5, 2026, we exercised our option to continue the time charter of the Hilda Knutsen with Shell through to March 2027;
●	In early January 2026, the Tuva Knutsen commenced a scheduled drydocking, following completion of a conventional cargo voyage which utilized her voyage to Europe. This drydocking was completed in early March 2026;

1 EBITDA and Adjusted EBITDA are non-GAAP financial measures used by management and external users of the Partnership’s financial statements. Please see Appendix A for definitions of EBITDA and Adjusted EBITDA and a reconciliation to net income, the most directly comparable GAAP financial measure.

●	On February 11, 2026, the Carmen Knutsen began operating under a time charter with PetroChina for a fixed period of four years plus a charterer’s option of one year, following redelivery from Repsol.
●	In mid-February 2026, the Bodil Knutsen commenced a scheduled drydocking, following completion of a conventional cargo voyage which utilized her voyage to the yard. This drydocking completed in late March 2026;
●	On February 16, 2026, the Tordis Knutsen experienced a breakdown of its diesel generator, which required the vessel to go off-hire until temporary repairs were completed. The vessel was operational and on-hire again from May 21, 2026. Under its loss of hire insurance policies, the Partnership anticipates being compensated by insurance for the extent to which, as a consequence of this breakage, the Tordis Knutsen’s earnings fall short of a contractual hire rate, commencing 14 days after the date of the breakage. A payment-on-account of $1.8 million in respect of this loss of hire was received in April 2026. The Partnership also anticipates that the repair cost will be covered by insurance, in excess of a deductible of $150,000;
●	In March 2026, the final insurance claim payments for the Windsor Knutsen were received in the amounts of $1.8 million in respect of loss of hire and $1.1 million in respect of hull & machinery, which had arisen from required thruster repairs carried out over March – May 2025;
●	In March 2026, the insurance claim payments for the Tove Knutsen were received in the amounts of $0.4 million in respect of loss of hire and $1.1 million in respect of hull & machinery, which had arisen from required steering gear repairs carried out over July - August 2025;
●	On March 20, 2026, TotalEnergies exercised their option to extend their time charter on the Anna Knutsen for one year, until May 2027;
●	In mid-April 2026, the Fortaleza Knutsen commenced a drydocking in Europe, following redelivery in Europe from Transpetro. Following completion of this drydocking, the Fortaleza Knutsen will commence operations in the North Sea pursuant to a time charter to KNOT;
●	On April 22, 2026, a time charter for the Hilda Knutsen was executed with Eni, to commence in Q3 2027 for a fixed period of three years plus three charterer’s options each for one additional year; and
●	On April 24, 2026, a time charter for the Recife Knutsen was executed with Transpetro, to commence in Q3 2026 for a fixed period of two years.

Derek Lowe, Chief Executive Officer and Chief Financial Officer of KNOT Offshore Partners LP, stated, “We are pleased to report another strong performance in Q1 2026, marked by safe operation at 97.2% from scheduled operations, 92.0% utilization when including drydockings, consistent revenue and operating income generation, and material progress in the charter coverage outlook for our fleet.

As of the date of this release and including contractual updates since March 31, 2026, we are fully chartered for the first half of 2026, and have secured approximately 97% coverage for the second half of 2026 and approximately 81% for 2027, in each case after allowing for scheduled dry dockings. We remain focused on further strengthening our fleetwide charter coverage and seizing those periodic opportunities that exist to re-charter vessels in the current tight market environment.

In Brazil, the main offshore oil market where we operate, Petrobras has continued to set production records with an emphasis on fields that depend upon regular shuttle tanker service. As Petrobras deploys technological innovations and connects additional wells to expand the production capacity of its existing FPSO network, it has continued to both bring new FPSOs online ahead of schedule and to commit to additional FPSO contracts with deliveries now extending over several years. As a result, the world’s biggest shuttle tanker market is both growing and materially tightening. The North

Sea, our secondary geography, has also established some positive momentum as projects ramp up production in both the UK North Sea and, most significantly, the Barents Sea. While less dynamic than is the case in Brazil, the North Sea is undergoing a period of production expansion and improved sentiment to an extent that it has not experienced in some years, with clear positive implications for the shuttle tanker market.

Against this backdrop, we continue to believe that growth of offshore oil production in shuttle tanker-serviced fields across both Brazil and the North Sea is on track to outpace shuttle tanker supply growth throughout the coming years. We are aware of newbuild shuttle tanker orders, including nine for Knutsen NYK, all of which are scheduled for delivery over 2026-2028. We anticipate that all these new orders are backed by charters to clients in Brazil, and see this as a sign of confidence in the medium-to-long term demand for the global shuttle tanker fleet. Particularly when considered in the context of the increasing numbers of shuttle tankers reaching or exceeding typical retirement age, as well as yard capacity constraints limiting material new orders into at least 2028, we anticipate that these newbuild deliveries will be readily absorbed by the expanding market for shuttle tankers.

As the largest global owner of shuttle tankers, along with our Sponsor, and with a market-leading position in the fastest-growing shuttle tanker region of offshore Brazil, KNOP is well positioned to benefit from these trends throughout the coming years. Accordingly, our Board of Directors is keenly focused on optimizing the Partnership’s value creation strategy and is actively weighing the available capital allocation alternatives with the intention of maximizing unitholder value in a sustainable manner over the long term.

The Partnership continues to believe that long-term unitholder value can best be achieved through the generation of stable, long-term cash flows from owning and operating a fleet of shuttle tankers and the prudent allocation of those cash flows across both fleet growth and the sustainable return of capital to unitholders.

As the shuttle tanker market has continued to improve alongside KNOP’s own financial position and forward visibility, the Partnership anticipates the acquisition from Knutsen NYK over the next four to five years of the outstanding ‘dropdown’ vessels as described later in this release. Successful execution of this process will support an increase in the Partnership’s cash flow.

The Partnership believes that the combination of accretive dropdowns and improvements from rechartering should support multiple, gradual distribution increases over the coming quarters and years.

Financial Results Overview

Results for Q1 2026 (compared to those for the three months ended December 31, 2025 (“Q4 2025”)) included:

●	Revenues of $92.0 million in Q1 2026 ($96.5 million in Q4 2025), reflecting the stability of our commercial model.
●	Vessel operating expenses of $33.0 million in Q1 2026 ($34.7 million in Q4 2025). The decrease is primarily due to one vessel being on a bareboat charter for the entire quarter and insurance settlements related to Hull & Machinery claims.
●	Depreciation is a non-cash cost, which in Q1 2026 was $41.9 million ($30.6 million in Q4 2025), with the increase being due principally to the reduction in our vessels’ useful life estimate from 23 years to 20 years, which became effective on January 1, 2026.
●	There were no impairments in Q1 2026, however impairment in respect of the Bodil Knutsen of $20.3 million was recognized in Q4 2025. In accordance with US GAAP, the Partnership’s fleet is regularly assessed for impairment as events or changes in circumstances may indicate that a vessel’s net carrying value exceeds the net undiscounted cash flows expected to be generated over its remaining useful life, and in such situation the carrying amount of the vessel is reduced to its estimated fair value.

●	General and administrative expenses of $2.5 million in Q1 2026 ($2.5 million in Q4 2025).
●	Operating income consequently of $14.7 million in Q1 2026 ($8.4 million in Q4 2025). When adjusted to remove the impact of the impairment, operating income for Q4 2025 was $28.6 million.
●	Interest expense of $13.9 million in Q1 2026 ($15.3 million in Q4 2025).
●	Realized (i.e. cash) gain on derivative instruments of $1.0 million in Q1 2026 (gain of $1.7 million in Q4 2025), and unrealized (i.e. non-cash) gain of $0.4 million in Q1 2026 (unrealized loss of $1.3 million in Q4 2025). Together, there was a realized and unrealized gain on derivative instruments of $1.4 million in Q1 2026 (gain of $0.4 million in Q4 2025).
●	Net income consequently of $2.6 million in Q1 2026 (net loss of $6.2 million in Q4 2025). When adjusted to remove the impact of the impairment, net income in Q4 2025 was $14.0 million.

By comparison with the three months ended March 31, 2025 (“Q1 2025”), results for Q1 2026 included:

●	A decrease of $8.7 million in operating income (to $14.7 million in Q1 2026 from operating income of $23.4 million in Q1 2025), primarily due to an increase in depreciation, offset by increased revenue due to higher time charter rates and loss of hire insurance recoveries of $2.2 million in Q1 2026.
●	A decrease of $3.5 million in finance expense (to finance expense of $11.8 million in Q1 2026 from finance expense of $15.3 million in Q1 2025), primarily due to an unrealized and realized gain on derivative instruments in Q1 2026 compared to a loss in Q1 2025, and lower interest expense in Q1 2026 compared to Q1 2025 as a result of repayment of outstanding debt and a lower SOFR rate.
●	A decrease of $5.0 million in net income (to a net income of $2.6 million in Q1 2026 from net income of $7.6 million in Q1 2025).

Financing and Liquidity

As of March 31, 2026, the Partnership had $140.7 million in available liquidity, which was comprised of cash and cash equivalents of $92.7 million and $48.0 million of capacity under its revolving credit facilities. This amount of available liquidity was $3.7m higher than that for December 31, 2025. The Partnership’s revolving credit facilities mature in August 2027 and November 2027 respectively.

The Partnership’s total interest-bearing obligations outstanding as of March 31, 2026 were $932.8 million ($928.8 million net of debt issuance costs). The average margin paid on the Partnership’s outstanding debt during Q1 2026 was approximately 2.22% over SOFR. These obligations are repayable as follows:

	Sale &	Period
(U.S. Dollars in thousands)	Leaseback	repayment	Balloon repayment	Total
Remainder of 2026	$15,352	$56,771	$284,203	$356,326
2027	21,246	38,613	156,679	216,538
2028	22,345	17,979	78,824	119,148
2029	23,373	4,738	—	28,111
2030	24,515	4,738	47,387	76,640
2031 and thereafter	136,050	—	—	136,050
Total	$242,881	$122,839	$567,093	$932,813

As of March 31, 2026, the Partnership had entered into various interest rate swap agreements for a total notional amount outstanding of $273.7 million, to hedge against the interest rate risks of its variable rate borrowings. As of March 31, 2026, the Partnership receives interest based on SOFR and pays a weighted average interest rate of 2.94% under its interest rate swap agreements, which have an average maturity of approximately 1.6 years. The Partnership does not apply hedge accounting for derivative instruments, and its financial results are impacted by changes in the market value of such financial instruments.

As of March 31, 2026, the Partnership’s net exposure to floating interest rate fluctuations was approximately $323.5 million based on total interest-bearing contractual obligations of $932.8 million, less the sale and leaseback facilities for Raquel Knutsen, Torill Knutsen and Tove Knutsen totaling $242.9 million, less interest rate swaps of $273.7 million, and less cash and cash equivalents of $92.7 million.

In September 2026, the senior secured loan facility secured by the Tordis Knutsen, the Vigdis Knutsen, the Lena Knutsen, the Anna Knutsen and the Brasil Knutsen is due to mature with a repayment due at that time of $225.8 million. In October 2026, the senior secured loan facility secured by the Live Knutsen is due to mature with a repayment due at the time of $65.9 million. Based on the Partnership’s repeated experience of refinancings and following productive discussions and negotiations with its lending group and other institutions and advisors, Management believes that it will be able to conclude a refinancing of both such facilities on similar terms prior to maturity.

Assets Owned by Knutsen NYK

Pursuant to the omnibus agreement the Partnership entered into with Knutsen NYK at the time of its initial public offering, the Partnership has the option to acquire from Knutsen NYK any offshore shuttle tankers that Knutsen NYK acquires or owns that are employed under charters for periods of five or more years.

There can be no assurance that the Partnership will acquire any additional vessels from Knutsen NYK. Any such acquisition would be subject to the approval of the Conflicts Committee of the Partnership’s Board of Directors.

As of the date of this release, Knutsen NYK owns, or has ordered, the following vessels and has entered into the following charters:

1.	In July 2022, Frida Knutsen was delivered to Knutsen NYK from the yard in Korea and commenced in December 2022 on a seven-year time charter contract with Eni for operation in North Sea. The charterer has options to extend the charter by up to a further three years.
2.	In August 2022, Sindre Knutsen was delivered to Knutsen NYK from the yard in Korea and commenced in September 2023 on a five-year time charter contract with Eni for operation in the North Sea. The charterer has options to extend the charter by up to a further five years.
3.	In February 2024, Knutsen NYK entered into a new ten-year time charter contract with Petrobras for each of three vessels to be constructed and which will operate in Brazil, where the charterer has an option to extend each charter by up to five further years. The vessels are being built in China, with deliveries anticipated over 2026 – 2027, commencing with that of Janeiro Knutsen in May 2026. In May 2026, Janeiro Knutsen was delivered to Knutsen NYK from the yard in China, for imminent commencement on a ten-year time charter contract with Petrobras for operation in Brazil, where the charterer has the option to extend the charter by up to five further years.
4.	In August 2024, Knutsen NYK entered into a new seven-year time charter contract with Petrorio for a vessel to be constructed and which will operate in Brazil, where the charterer has an option to extend the charter by up to eight further years. The vessel will be built in China and is expected to be delivered early in 2027.
5.	In October 2024, Hedda Knutsen was delivered to Knutsen NYK from the yard in China and commenced in December 2024 on a ten-year time charter contract with Petrobras for operation in Brazil. Petrobras has the option to extend the charter by up to five further years.

6.	In March 2025, Knutsen NYK entered into a new seven-year time charter contract with Equinor for a vessel to be constructed and which will operate in Brazil, where the charterer has an option to extend the charter by up to thirteen further years. The vessel will be built in China and is expected to be delivered early in 2028.
7.	In August 2025, Knutsen NYK entered into a new seven-year charter contract with Repsol for a vessel to be constructed and which will operate in Brazil. The charterer has an option to extend the charter by up to five further years. The vessel will be built in China and is expected to be delivered early in 2028.
8.	In September 2025, Eli Knutsen was delivered to Knutsen NYK from the yard in China and commenced in October 2025 on a fifteen-year time charter contract with Petrobras for operation in Brazil. Petrobras has the option to extend the charter by up to five further years.
9.	In December 2025, Knutsen NYK entered into a new ten-year time charter contract with an oil major for a vessel to be constructed and which will operate in Brazil, where the charterer has an option to extend the charter by up to five further years. The vessel will be built in China and is expected to be delivered early in 2028.
10.	In January 2026, Knutsen NYK entered into a new five-year time charter contract with an oil major for a vessel to be constructed and which will operate in Brazil, where the charterer has an option to extend the charter by up to five further years. The vessel will be built in China and is expected to be delivered early in 2028.
11.	In March 2026, Knutsen NYK entered into a new five-year time charter contract with an oil major for a vessel to be constructed and which will operate in Brazil, where the charterer has options to extend the charter up to five further years. The vessel will be built in China and is expected to be delivered in late 2027.
12.	In May 2026, Knutsen NYK entered into a new seven-year time charter contract with an oil major for a vessel to be constructed and which will operate in Brazil, where the charterer has options to extend the charter up to thirteen further years. The vessel will be built in China and is expected to be delivered in mid-2028.

Outlook

As at March 31, 2026: (i) the Partnership had charters with an average remaining fixed duration of 2.4 years, with the charterers of the Partnership’s vessels having options to extend their charters by an additional 3.8 years on average and (ii) the Partnership had $857.9 million of remaining contracted forward revenue, excluding charterers’ options and charters agreed or signed after that date. As at March 31, 2026, the nineteen vessels which comprised the Partnership’s fleet had an average age of 10.5 years. During Q1 2026, fifteen of the vessels in our fleet operated in Brazil. The market for shuttle tankers in Brazil has continued to tighten, in particular for the Suezmax vessel class around which that market has increasingly consolidated, driven by a significant pipeline of new production growth over the coming years, a limited newbuild order book, and typical long-term project viability requiring a Brent oil price of only $35 per barrel.

Recent positive momentum across the North Sea appears likely to be sustained by a multi-year offshore development pipeline consisting of FPSO ramp-ups, investments in technology and well expansion to drive production increases from the current FPSO network, and a renewed commitment to exploration and extraction in the region.

Looking ahead, based on supply and demand factors with significant forward visibility and committed capital from industry participants, we believe that the overall medium and long-term outlook for the shuttle tanker market remains favourable.

In the meantime, the Partnership intends to pursue long-term visibility from its charter contracts, build its liquidity, pursue accretive acquisitions supportive of long-term cash flow generation, and position itself to benefit from its market-leading role in an improving shuttle tanker market. The Partnership continues to believe that key components of its strategy and value proposition are accretive investment in the fleet and a long-term sustainable distribution.

About KNOT Offshore Partners LP

KNOT Offshore Partners LP owns, operates and acquires shuttle tankers primarily under long-term charters in the offshore oil production regions of Brazil and the North Sea.

KNOT Offshore Partners LP is structured as a publicly traded master limited partnership but is classified as a corporation for U.S. federal income tax purposes, and thus issues a Form 1099 to its unitholders, rather than a Form K-1. KNOT Offshore Partners LP’s common units trade on the New York Stock Exchange under the symbol “KNOP”.

The Partnership plans to host a conference call on May 29, 2026 at 9:30 AM (Eastern Time) to discuss the results for Q1 2026. All unitholders and interested parties are invited to join via the live webcast link on the Partnership’s website: www.knotoffshorepartners.com. A replay of the webcast will be available at the same link following the conclusion of the live call.

May 28, 2026

KNOT Offshore Partners LP

Aberdeen, United Kingdom

Questions should be directed to:

Derek Lowe via email at ir@knotoffshorepartners.com

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended
	March 31,	December 31,	March 31,
(U.S. Dollars in thousands)	2026	2025	2025
Time charter and bareboat revenues	$89,224	$95,945	$82,991
Voyage revenues (1)	—	—	466
Loss of hire insurance recoveries	2,227	—	—
Other income	556	542	572
Total revenues	92,007	96,487	84,029

Gain from disposal of vessel	—	—	1,342

Vessel operating expenses	32,959	34,693	30,609
Voyage expenses and commission (2)	—	35	767
Depreciation	41,852	30,627	28,763
Impairment (3)	—	20,259	—
General and administrative expenses	2,500	2,507	1,796
Total operating expenses	77,311	88,121	61,935
Operating income (loss)	14,696	8,366	23,436
Finance income (expense):
Interest income	778	1,088	748
Interest expense	(13,923)	(15,328)	(14,902)
Other finance expense	(196)	(257)	(152)
Realized and unrealized gain (loss) on derivative instruments (4)	1,375	414	(1,344)
Net gain (loss) on foreign currency transactions	174	(109)	374
Total finance expense	(11,792)	(14,192)	(15,276)
Income (loss) before income taxes	2,904	(5,826)	8,160
Income tax expense	(277)	(420)	(579)
Net income (loss)	$2,627	$(6,246)	$7,581
Weighted average units outstanding (in thousands of units):
Common units	33,660	33,688	34,045
Class B units (5)	252	252	252
General Partner units	640	640	640

(1)	Voyage revenues are revenues unique to spot voyages.
(2)	Voyage expenses and commission are expenses unique to spot voyages, including bunker fuel expenses, port fees, cargo loading and unloading expenses, agency fees and commission.
(3)	The carrying value of the Bodil Knutsen was written down to its estimated fair value as of December 31, 2025.
(4)	Realized gain (loss) on derivative instruments relates to amounts the Partnership actually received (paid) to settle derivative instruments, and the unrealized gain (loss) on derivative instruments relates to changes in the fair value of such derivative instruments, as detailed in the table below.

	Three Months Ended
	March 31,	December 31,	March 31,
(U.S. Dollars in thousands)	2026	2025	2025
Realized gain (loss):
Interest rate swap contracts	$1,010	$1,694	$3,111
Total realized gain (loss):	1,010	1,694	3,111
Unrealized gain (loss):
Interest rate swap contracts	365	(1,280)	(4,455)
Total unrealized gain (loss):	365	(1,280)	(4,455)
Total realized and unrealized gain (loss) on derivative instruments:	$1,375	$414	$(1,344)

(5)	On September 7, 2021, the Partnership entered into an exchange agreement with Knutsen NYK, and the Partnership’s general partner whereby Knutsen NYK contributed to the Partnership all of Knutsen NYK’s incentive distribution rights (“IDRs”), in exchange for the issuance by the Partnership to Knutsen NYK of 673,080 common units and 673,080 Class B Units, whereupon the IDRs were cancelled (the “IDR Exchange”). As of March 31, 2026, 420,675 of the Class B Units had been converted to common units.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

(U.S. Dollars in thousands)	At March 31, 2026	At December 31, 2025
ASSETS
Current assets:
Cash and cash equivalents	$92,656	$88,983
Amounts due from related parties	332	705
Inventories	4,177	4,288
Derivative assets	2,015	2,276
Other current assets	22,573	15,192
Total current assets	121,753	111,444

Long-term assets:
Vessels, net of accumulated depreciation	1,522,993	1,557,021
Right-of-use assets	776	875
Deferred tax assets	2,499	2,662
Derivative assets	1,848	1,908
Accrued income	13,135	10,927
Total Long-term assets	1,541,251	1,573,393
Total assets	$1,663,004	$1,684,837

LIABILITIES AND EQUITY
Current liabilities:
Trade accounts payable	$10,600	$9,607
Accrued expenses	26,988	18,428
Current portion of long-term debt	427,967	381,126
Current lease liabilities	412	406
Current portion of derivative liabilities	65	247
Income taxes payable	43	46
Current portion of contract liabilities	9,023	9,024
Prepaid charter	3,847	5,650
Amount due to related parties	2,190	2,392
Total current liabilities	481,135	426,926

Long-term liabilities:
Long-term debt	500,876	573,974
Lease liabilities	364	469
Derivative liabilities	405	909
Contract liabilities	57,846	60,102
Deferred tax liabilities	85	82
Deferred revenues	1,285	1,402
Total long-term liabilities	560,861	636,938
Total liabilities	$1,041,996	$1,063,864
Commitments and contingencies
Series A Convertible Preferred Units	84,308	84,308
Equity:
Partners’ capital:
Common unitholders	523,240	523,205
Class B unitholders	3,871	3,871
General partner interest	9,589	9,589
Total partners’ capital	536,700	536,665
Total liabilities and equity	$1,663,004	$1,684,837

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN PARTNERS’ CAPITAL

	Partners’ Capital			Accumulated		Series A
			General	Other	Total	Convertible
	Common	Class B	Partner	Comprehensive	Partners’	Preferred
(U.S. Dollars in thousands)	Units	Units	Units	Income (Loss)	Capital	Units
Three Months Ended March 31, 2025 and 2026
Consolidated balance at December 31, 2024	$513,603	$3,871	$9,353	$—	$526,827	$84,308
Net income (loss)	5,773	—	108	—	5,881	1,700
Other comprehensive income	—	—	—	—	—	—
Cash distributions	(885)	—	(17)	—	(902)	(1,700)
Consolidated balance at March 31, 2025	$518,491	$3,871	$9,444	$—	$531,806	$84,308

Consolidated balance at December 31, 2025	$523,205	$3,871	$9,589	$—	$536,665	$84,308
Net income (loss)	910	—	17	—	927	1,700
Other comprehensive income	—	—	—	—	—	—
Cash distributions	(875)	—	(17)	—	(892)	(1,700)
Consolidated balance at March 31, 2026	$523,240	$3,871	$9,589	$—	$536,700	$84,308

UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS

	Three Months Ended March 31,
(U.S. Dollars in thousands)	2026	2025
OPERATING ACTIVITIES
Net income (loss) (1)	$2,627	$7,581
Adjustments to reconcile net income (loss) to cash provided by operating activities:
Depreciation	41,852	28,763
Amortization of contract intangibles / liabilities	(2,256)	(862)
Amortization of deferred revenue	(117)	(117)
Amortization of deferred debt issuance cost	572	567
Drydocking expenditure	(7,430)	(979)
Income tax (benefit)/expense	277	579
Income taxes paid	(15)	(52)
Unrealized (gain) loss on derivative instruments	(365)	4,455
Unrealized (gain) loss on foreign currency transactions	(208)	(355)
Net gain from disposal of vessel	—	(1,342)
Changes in operating assets and liabilities:
Decrease (increase) in amounts due from related parties	373	(327)
Decrease (increase) in inventories	111	(1,365)
Decrease (increase) in other current assets	(7,384)	(3,085)
Decrease (increase) in accrued income	(2,208)	(1,334)
Increase (decrease) in trade accounts payable	1,047	3,003
Increase (decrease) in accrued expenses	8,558	67
Increase (decrease) prepaid charter	(1,803)	(2,033)
Increase (decrease) in amounts due to related parties	(202)	2,857
Net cash provided by operating activities	33,429	36,021

INVESTING ACTIVITIES
Additions to vessel and equipment	(394)	(213)
Proceeds from asset swap (net cash)	—	1,040
Net cash provided by (used in) investing activities	(394)	827

FINANCING ACTIVITIES
Repayment of long-term debt	(26,819)	(34,078)
Payment of debt issuance cost	(10)	—
Cash distributions	(2,592)	(2,602)
Net cash used in financing activities	(29,421)	(36,680)
Effect of exchange rate changes on cash	59	159
Net increase (decrease) in cash and cash equivalents	3,673	327
Cash and cash equivalents at the beginning of the period	88,983	66,933
Cash and cash equivalents at the end of the period	$92,656	$67,260

(1)	Included in net income is interest paid amounting to $13.7 million and $14.5 million for the three months ended March 31, 2026 and 2025, respectively.

APPENDIX A—RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

EBITDA and Adjusted EBITDA

EBITDA is defined as earnings before interest, depreciation, impairments and taxes. Adjusted EBITDA is defined as earnings before interest, depreciation, impairments, taxes and other financial items (including other finance expenses, realized and unrealized gain (loss) on derivative instruments and net gain (loss) on foreign currency transactions). EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as the Partnership’s lenders, to assess its financial and operating performance and compliance with the financial covenants and restrictions contained in its financing agreements. Adjusted EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as investors, to assess the Partnership’s financial and operating performance. The Partnership believes that EBITDA and Adjusted EBITDA assist its management and investors by increasing the comparability of its performance from period to period and against the performance of other companies in its industry that provide EBITDA and Adjusted EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, taxes, impairments and depreciation, as applicable, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. The Partnership believes that including EBITDA and Adjusted EBITDA as financial measures benefits investors in (a) selecting between investing in the Partnership and other investment alternatives and (b) monitoring the Partnership’s ongoing financial and operational strength in assessing whether to continue to hold common units. EBITDA and Adjusted EBITDA are non-GAAP financial measures and should not be considered as alternatives to net income or any other indicator of Partnership performance calculated in accordance with GAAP.

The table below reconciles EBITDA and Adjusted EBITDA to net income, the most directly comparable GAAP measure.

	Three Months Ended,
	March 31,	December 31,
	2026	2025
(U.S. Dollars in thousands)	(unaudited)	(unaudited)
Net income (loss)	$2,627	$(6,246)
Interest income	(778)	(1,088)
Interest expense	13,923	15,328
Depreciation	41,852	30,627
Impairment	—	20,259
Income tax expense	277	420
EBITDA	57,901	59,300
Other financial items (a)	(1,353)	(48)
Adjusted EBITDA	$56,548	$59,252

(a)	Other financial items consist of other finance income (expense), realized and unrealized gain (loss) on derivative instruments and net gain (loss) on foreign currency transactions.

FORWARD-LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning future events and KNOT Offshore Partners’ operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe,” “anticipate,” “expect,” “estimate,” “project,” “will be,” “will continue,” “will likely result,” “plan,” “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond KNOT Offshore Partners’ control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements include statements with respect to, among other things:

●	market trends in the shuttle tanker or general tanker industries, including hire rates, factors affecting supply and demand, and opportunities for the profitable operations of shuttle tankers and conventional tankers;
●	market trends in the production of oil in the North Sea, Brazil and elsewhere;
●	Knutsen NYK’s and KNOT Offshore Partners’ ability to build shuttle tankers and the timing of the delivery and acceptance of any such vessels by their respective charterers;
●	KNOT Offshore Partners’ ability to purchase vessels from Knutsen NYK in the future;
●	KNOT Offshore Partners’ ability to enter into long-term charters, which KNOT Offshore Partners defines as charters of five years or more, or shorter- term charters or voyage contracts;
●	KNOT Offshore Partners’ ability to refinance its indebtedness on acceptable terms and on a timely basis and to make additional borrowings and to access debt and equity markets;
●	KNOT Offshore Partners’ distribution policy, forecasts of KNOT Offshore Partners’ ability to make distributions on its common units, Class B Units and Series A Preferred Units, the amount of any such distributions and any changes in such distributions;
●	KNOT Offshore Partners’ ability to integrate and realize the expected benefits from acquisitions;
●	impacts of supply chain disruptions and the resulting inflationary environment;
●	KNOT Offshore Partners’ anticipated growth strategies;
●	the effects of a worldwide or regional economic slowdown;
●	turmoil in the global financial markets;
●	fluctuations in currencies, inflation and interest rates;
●	fluctuations in the price of oil;
●	general market conditions, including fluctuations in hire rates and vessel values;
●	changes in KNOT Offshore Partners’ operating expenses, including drydocking and insurance costs and bunker prices;
●	recoveries under KNOT Offshore Partners’ insurance policies;

●	the length and cost of drydocking;
●	KNOT Offshore Partners’ future financial condition or results of operations and future revenues and expenses;
●	the repayment of debt and settling of any interest rate swaps;
●	planned capital expenditures and availability of capital resources to fund capital expenditures;
●	KNOT Offshore Partners’ ability to maintain long-term relationships with major users of shuttle tonnage;
●	KNOT Offshore Partners’ ability to leverage Knutsen NYK’s relationships and reputation in the shipping industry;
●	KNOT Offshore Partners’ ability to maximize the use of its vessels, including the re-deployment or disposition of vessels no longer under charter;
●	the financial condition of KNOT Offshore Partners’ existing or future customers and their ability to fulfill their charter obligations;
●	timely purchases and deliveries of newbuilds;
●	future purchase prices of newbuilds and secondhand vessels;
●	any impairment of the value of KNOT Offshore Partners’ vessels;
●	KNOT Offshore Partners’ ability to compete successfully for future chartering and newbuild opportunities;
●	acceptance of a vessel by its charterer;
●	the impacts of the Russian war with Ukraine, the conflict between Israel and Hamas and the other conflicts in the Middle East and Venezuela;
●	termination dates and extensions of charters;
●	the expected cost of, and KNOT Offshore Partners’ ability to, comply with governmental regulations (including climate change regulations) and maritime self-regulatory organization standards, as well as standard regulations imposed by its charterers applicable to KNOT Offshore Partners’ business;
●	availability of skilled labor, vessel crews and management;
●	the effects of outbreaks of pandemics or contagious diseases, including the impact on KNOT Offshore Partners’ business, cash flows and operations as well as the business and operations of its customers, suppliers and lenders;
●	KNOT Offshore Partners’ general and administrative expenses and its fees and expenses payable under the technical management agreements, the management and administration agreements and the administrative services agreement;
●	the anticipated taxation of KNOT Offshore Partners and distributions to its unitholders;
●	estimated future capital expenditures;

●	Marshall Islands economic substance requirements;
●	KNOT Offshore Partners’ ability to retain key employees;
●	customers’ increasing emphasis on climate, environmental and safety concerns;
●	the impact of any cyberattack;
●	potential liability from any pending or future litigation;
●	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;
●	future sales of KNOT Offshore Partners’ securities in the public market;
●	KNOT Offshore Partners’ business strategy and other plans and objectives for future operations; and
●	other factors listed from time to time in the reports and other documents that KNOT Offshore Partners files with the U.S. Securities and Exchange Commission, including its Annual Report on Form 20-F for the year ended December 31, 2025.

All forward-looking statements included in this release are made only as of the date of this release. New factors emerge from time to time, and it is not possible for KNOT Offshore Partners to predict all of these factors. Further, KNOT Offshore Partners cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward- looking statement. KNOT Offshore Partners does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in KNOT Offshore Partners’ expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.